================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                    FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the fiscal year ended December 31, 2001


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the transition period from ___________ to ________________




                         Commission file number 1-13647
                              --------------------



                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
                    (Full Title and the Address of the Plan)



                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
             (Name of Issuer of Securities held Pursuant to the Plan
               and the Address of its Principal Executive Office)






================================================================================

                              REQUIRED INFORMATION
                              --------------------


     The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") are included herein:

     1. An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2001 and 2000.

     2. An audited statement of changes in net assets available for benefits for the fiscal years ended December 31, 2001, 2000 and 1999.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE
     YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999:

     Statements of Net Assets Available for Benefits                       5

     Statements of Changes in Net Assets Available for Benefits            6

     Notes to Financial Statements                                       7 - 11

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
     DECEMBER 31, 2001:

     Schedule G - Schedule of Nonexempt Transactions                      12

     Schedule H Line 4i - Schedule of Assets Held for Investment
       Purposes at End of Year                                            13

     Schedule H Line 4j - Schedule of Reportable Transactions             14

SIGNATURES                                                                15

INDEX TO EXHIBITS                                                         16

INDEPENDENT AUDITORS' REPORT


To Dollar Thrifty Automotive Group, Inc.
     Retirement Savings Plan
Tulsa, Oklahoma:

We have audited the accompanying statements of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP



Tulsa, Oklahoma
June 7, 2002

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                      2001              2000
ASSETS

INVESTMENTS, at fair value                        $ 42,580,618      $ 39,405,919

RECEIVABLES:
   Contributions receivable - employers                 19,793           120,929
   Contributions receivable - participants              31,787           212,617
   Accrued investment income                            60,938            29,687
                                                  ------------      ------------
           Total receivables                           112,518           363,233
                                                  ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $ 42,693,136      $ 39,769,152
                                                  ============      ============


See notes to financial statements.


DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
---------------------------------------------------------------------------------------------------


                                                      2001              2000              1999

ADDITIONS TO NET ASSETS:
   Contributions:
      Participants                                $  6,361,964      $  5,838,616      $  4,617,030
      Employers                                      2,873,223         2,046,601         1,397,349
      Rollovers                                        309,853           210,947           535,322
                                                  ------------      ------------      ------------
                                                     9,545,040         8,096,164         6,549,701
   Investment income (loss):
      Net appreciation (depreciation)
         in fair value of investments               (3,766,280)       (1,380,340)        3,793,322
      Interest and dividends                           795,005           732,396           627,186
                                                  ------------      ------------      ------------
                                                    (2,971,275)         (647,944)        4,420,508
                                                  ------------      ------------      ------------
           Total additions                           6,573,765         7,448,220        10,970,209

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants                     3,618,718         2,598,295         2,861,190
   Administrative expenses                              31,063            15,082            69,291
                                                  ------------      ------------      ------------
           Total deductions                          3,649,781         2,613,377         2,930,481
                                                  ------------      ------------      ------------
NET INCREASE                                         2,923,984         4,834,843         8,039,728

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                39,769,152        34,934,309        26,894,581
                                                  ------------      ------------      ------------
   End of year                                    $ 42,693,136      $ 39,769,152      $ 34,934,309
                                                  ============      ============      ============



See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan ("the Plan") is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc., Thrifty, Inc. and subsidiaries, and Dollar Rent A Car Systems, Inc. and subsidiaries (collectively, the "Companies" or the "Employers"). All employees of the Companies who have one year of service and have attained the age of 21 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan's Summary Plan Description or the Plan Agreement for a more complete description of the Plan's provisions. The terms used herein are as defined in the Plan document.

     Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. ("Bank of Oklahoma" or the "Trustee") holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

     Participant Contributions - Participants may make elective contributions, through payroll deductions, from 1% to 15% of their annual compensation, as defined in the Plan document. Participants may direct the investment of all contributions in one or more investment funds.

     Employers Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. During 1999, the Employers matched 50% up to 5% of the employee's eligible compensation, subject to statutory limits. During 2000, the Employers matched 50% up to 6% of the employee's eligible compensation. Effective January 1, 2001, the Employers' match increased to 75% up to 6% of the employee's eligible compensation with one-third of the match being company stock. Effective January 1, 2002, the Companies suspended matching of employee contributions. The Employers' match may be reinstated for 2002 based on operating performance.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Employers' matching contribution and an allocation of the Plan's earnings based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant's account.

     Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employers' contributions to their accounts and earnings thereon is at a rate of 20% for each completed year of service. However, upon retirement, death or disability, participants become fully vested in their accounts.

     Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

     Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan. Security for repayment of such loans consists of the vested portion of the participant's account.

     Upon termination of service, participants are entitled to receive either a lump-sum amount or installment payments equal to the value of the vested portion of the participant's account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.

     Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers' matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan's administrative expenses. At December 31, 2001 and 2000, $233,718 and $174,581, respectively, of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at estimated recoverable amounts.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Investment Options - The following description of the Plan's investment options is for general purposes only. Participants should refer to the information provided by Bank of Oklahoma for a more complete description of the Plan's investment options and their respective underlying investment vehicles and investment objectives. Participants can invest their contributions, Employers' matching contributions and rollovers in whole percentages in the following:

     o Dreyfus Appreciation Fund which invests primarily in common stocks of U.S. and foreign companies.

     o INVESCO Balanced Fund which invests primarily in common stocks and investment grade fixed-income securities.

     o SEI Prime Obligation Cash Fund which invests in short term money market instruments.

     o SEI Bond Index Fund which invests in debt obligations issued or guaranteed by the U.S. government, foreign sovereign governments, municipalities or international agencies and investment-grade debt obligations issued by U.S. corporations.

     o SEI S&P 500 Index Portfolio which invests in common stocks which comprise the S&P 500 index. This fund was an investment option through March 2001.

     o T. Rowe Price New Horizons Fund which invests in common stocks of small and mid-capitalization growth companies.

     o Templeton Foreign Fund which invests in stocks and debt securities of companies and governments outside of the U.S. This fund was an investment option through March 2001.

     o Company Stock Fund which invests in the common stock of Dollar Thrifty Automotive Group, Inc.

     o Vanguard Institutional Index Fund which invests in common stocks that seek long-term growth of capitalized income from dividends.
            This investment option became available to Plan participants in March 2001.

     o Putnam International Growth Fund which invests in a diversified portfolio of equity securities of companies located mainly outside the United States. This investment option became available to Plan participants in March 2001.

     Plan Administration Costs - Substantially all costs of Plan administration have been borne by the Companies, with the exception of $31,063, $15,082 and $69,291 in administrative expenses paid by the Plan from unallocated forfeitures in 2001, 2000 and 1999, respectively.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     New Accounting Pronouncement - Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133") Accounting for Derivative Instruments and Hedging Activities and its amendments which establish accounting and reporting standards for derivative instruments and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The Plan had no derivative financial instruments at December 31, 2001, and does not currently engage in hedging activities. Adoption of SFAS No. 133 did not affect the Plan's statements of net assets or changes in net assets.

2.   INVESTMENTS

     The following table presents investments that represent five percent or more of the Plan's net assets:




                                                 December 31, 2001                December 31, 2000
                                          -------------------------------  -------------------------------
                                           Units, Shares                    Units, Shares
                                            or Principal      Fair           or Principal      Fair
                                               Amount         Value             Amount         Value

       Vanguard Institutional Index Fund       107,795    $ 11,306,642                -               -
       Dreyfus Appreciation Fund               200,574       7,625,818          182,834    $  7,850,897
       INVESCO Balanced Fund                   359,532       5,259,948          318,079       5,362,811
       SEI Prime Obligation Cash Fund        5,048,987       5,048,987        3,944,054       3,944,054
       T. Rowe Price New Horizons Fund         203,429       4,603,597          171,273       4,091,708
       Participant loans                     2,446,010       2,446,010        2,152,085       2,152,085
       SEI Bond Index Fund                     210,843       2,251,800          150,422       1,579,435
       SEI S&P 500 Index Portfolio                   -               -          292,404      11,944,706




     During the years ended December 31, 2001, 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:




                                                              Years Ended December 31,
                                                 --------------------------------------------------
                                                      2001              2000              1999

       Registered investment companies            $ (3,685,699)     $ (1,618,111)     $  3,766,055
       Common stock                                    (80,581)          237,771            27,267
                                                  ------------      ------------      ------------
            Net appreciation (depreciation)
              in fair value of investments        $ (3,766,280)      $(1,380,340)       $3,793,322
                                                  ============      ============      ============



     The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     During 2001, the one-third match by the Companies in stock is a nonparticipant-directed investment since the participant was unable to transfer this amount to other investment options. Contributions during 2001 were $988,431, the investment loss on these contributions was $104,147 and distributions were $50,969 for an ending nonparticipant-directed balance of $833,315. Effective in February 2002, participants were permitted to transfer this portion of the Companies' matching contributions to any available investment option.

3.   TAX STATUS

     The Plan obtained its latest determination letter on January 3, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan's financial statements.

     During 2001, 2000 and 1999, nonexempt prohibited transactions occurred which involved the submission of employee contributions to the Plan more than 15 business days following the end of the month in which the amounts were withheld from compensation. The necessary corrective actions either will be or have been taken, including filing of the appropriate forms with the IRS, and these transactions did not affect the tax-exempt status of the Plan. The nonexempt prohibited transactions occurring in 2001 are included in supplemental Schedule G - Schedule of Nonexempt Transactions.

4.   PLAN TERMINATION

     Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

                                     ******



DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE G - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------------------


                                                (c)
                                           Description of                                     (g)
                           (b)        Transactions Including                               Expenses                           (j)
                      Relationship        Maturity Date,                                  Incurred in             (i)      Net Gain
         (a)       to Plan, Employer,    Rate of Interest,       (d)      (e)     (f)     Connection    (h)     Current   or (Losss)
     Identity of        or Other        Collateral, Par or    Purchase  Selling  Lease       With     Cost of  Value of    on Each
   Party Involved  Party-in-Interest      Maturity Value        Price    Price   Rental  Transaction   Asset     Asset   Transaction

Dollar Thrifty     Plan Sponsor/        Participant
Automotive         Plan                 contributions($315)
Group, Inc.        Administrator        not deposited
                                        on a timely basis        N/A      N/A     N/A        N/A        N/A       N/A        N/A






DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------------------


                                                                       (c)
                       (b)                             Description of Investment Including                                  (e)
          Identity of Issue, Borrower,             Maturity Date, Rate of Interest, Collateral,          (d)              Current
(a)         Lessor or Similar Party                          Par or Maturity Value                       Cost              Value

 *    Bank of Oklahoma, N.A.                    American Performance Cash Management Fund,
                                                411,369 units                                        $    411,369      $    411,369
      Dreyfus Corporation                       Dreyfus Appreciation Fund, 200,574 units                8,470,202         7,625,818
      INVESCO Capital Management, Inc.          INVESCO Balanced Fund, 359,532 units                    5,846,981         5,259,948
      SEI Corporation                           SEI Prime Obligation Cash Fund, 5,048,987 units         5,048,987         5,048,987
      SEI Corporation                           SEI Bond Index Portfolio, 210,843 units                 2,219,551         2,251,800
      Vanguard Group                            Vanguard Institutional Index Fund, 107,795 units       11,097,139        11,306,642
      T. Rowe Price Investment Services, Inc.   T. Rowe Price New Horizons Fund, 203,429 units          4,868,183         4,603,597
      Putnam Investments                        Putnam International Growth Fund, 83,763 units          1,687,150         1,660,181
 *    Dollar Thrifty Automotive Group, Inc.     Dollar Thrifty Automotive Group, Inc. Stock Fund,
                                                131,889 shares                                          1,871,960         1,966,266
                                                                                                     ------------      ------------
                                                                                                       41,521,522        40,134,608
 *    Plan participants                         Participant loans (1)                                   2,446,010         2,446,010
                                                                                                     ------------      ------------
      Total investments                                                                              $ 43,967,532      $ 42,580,618
                                                                                                     ============      ============

 *    Issuer is a party-in-interest to the Plan.



(1) Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. Interest rates on the participant loans at December 31, 2001 range from 4.7% to 9.3% with maturities through October 2016.





DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------------------


                            (b)                                                                              (h)
                       Description of                                              (f)                     Current
                        Transactions                                             Expenses                  Value of
                     Including Maturity                                        Incurred in                   Asset           (i)
      (a)          Date, Rate of Interest,      (c)           (d)        (e)    Connection        (g)          on            Net
  Identity of        Collateral, Par or      Purchase       Selling     Lease      With         Cost of   Transaction       Gain
 Party Involved        Maturity Value          Price         Price     Rental  Transaction       Asset        Date        or (Loss)

SEI Corporation   SEI S&P 500 Index
                  Portfolio                     N/A      $10,510,178     N/A       $ -       $10,611,832  $10,510,178    $(101,654)

Vanguard Group    Vanguard Institutional
                  Index Fund               $10,510,178        N/A        N/A         -        10,510,178   10,510,178            -



                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dollar Thrifty Automotive Group, Inc., as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                                RETIREMENT SAVINGS PLAN

                                By:  Dollar Thrifty Automotive Group, Inc.

Date:  June 19, 2002            By:  /s/ STEVEN B. HILDEBRAND
                                     -------------------------------------
                                     Name:    Steven B. Hildebrand
                                     Title:   Executive Vice President and Chief
                                              Financial Officer

                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.                        Description
-----------                        -----------


23.17 Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189